UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2019 (Nine months ended December 31, 2019) (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 31, 2020

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2020	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2019 (for the nine months ended December 31, 2019)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2019	2,953,825	3.3	561,550	2.5	403,963	(1.4)
3Q F2018	2,858,287	6.8	547,561	(15.0)	409,929	(13.8)

Note:	Comprehensive Income: 3Q F2019: ¥297,224 million, (5,121.6)%; 3Q F2018: ¥(5,918) million, (100.7)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2019	15.92	15.92
3Q F2018	16.16	16.16

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2019	203,757,052	8,964,977	4.3
Fiscal 2018	200,792,226	9,194,038	4.3

Reference:	Own Capital: As of December 31, 2019: ¥8,845,672 million; As of March 31, 2019: ¥8,748,805 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) /
Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2018	—	3.75	—	3.75	7.50
Fiscal 2019	—	3.75	—
Fiscal 2019 (estimate)				3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2019 (for the fiscal year ending March 31, 2020)

(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2019	470,000	386.7	18.53

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2019: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2019 (which is used as a proxy for the average number of shares during 4Q of fiscal 2019).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

i . Changes in accounting policies due to revisions of accounting standards, etc.: Yes

ii . Changes in accounting policies other than i above: Yes

iii. Changes in accounting estimates: No

iv. Restatements: No

Note: For more information, please refer to “1.(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

i . Period-end issued shares (including treasury stock):	As of December 31, 2019	25,392,498,945 shares	As of March 31, 2019	25,392,498,945 shares
ii . Period-end treasury stock:	As of December 31, 2019	31,753,745 shares	As of March 31, 2019	33,962,404 shares
iii. Average outstanding shares (accumulated period):	3Q Fiscal 2019	25,360,856,065 shares	3Q Fiscal 2018	25,362,168,257 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3. D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

¡ Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements and Others	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2019

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

Changes in Accounting Policies

(Application of “Leases” (IFRS 16 and ASU 2016-02))

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from the first quarter ended June 30, 2019. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of adoption of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the first quarter ended June 30, 2019.

The impact on the consolidated financial statements for the third quarter ended December 31, 2019 is immaterial.

(Changes in Hedge Accounting)

Previously, deferred method or the fair-value hedge method have been applied as hedge accounting methods.

From the third quarter ended December 31, 2019, hedge accounting methods of some items are changed from fair-value method to deferred method.

Based on current market trends, MHFG reconsidered its risk management activities in order to provide more transparent disclosure in the financial statements.

The effect of this change in accounting policy on past periods is immaterial. Therefore, we do not retrospectively apply this policy change in prior periods. This change has no impact on the gains and losses.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2019	As of December 31, 2019
Assets
Cash and Due from Banks	¥45,108,602	¥42,291,711
Call Loans and Bills Purchased	648,254	659,340
Receivables under Resale Agreements	12,997,628	15,183,913
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133	1,865,099
Other Debt Purchased	2,828,959	2,965,436
Trading Assets	12,043,608	12,880,937
Money Held in Trust	351,889	385,340
Securities	29,774,489	30,064,707
Loans and Bills Discounted	78,456,935	81,415,132
Foreign Exchange Assets	1,993,668	2,119,072
Derivatives other than for Trading Assets	1,328,227	1,261,930
Other Assets	4,229,589	4,110,279
Tangible Fixed Assets	1,037,006	1,099,078
Intangible Fixed Assets	620,231	633,895
Net Defined Benefit Asset	982,804	1,001,781
Deferred Tax Assets	37,960	32,909
Customers’ Liabilities for Acceptances and Guarantees	6,062,053	6,069,842
Reserves for Possible Losses on Loans	(287,815)	(283,356)

Total Assets	¥200,792,226	¥203,757,052

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2019	As of December 31, 2019
Liabilities
Deposits	¥124,311,025	¥125,241,650
Negotiable Certificates of Deposit	13,338,571	15,415,543
Call Money and Bills Sold	2,841,931	1,844,753
Payables under Repurchase Agreements	14,640,439	18,289,999
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,396,986
Commercial Paper	941,181	877,767
Trading Liabilities	8,325,520	7,681,485
Borrowed Money	3,061,504	1,718,678
Foreign Exchange Liabilities	669,578	549,968
Short-term Bonds	355,539	358,347
Bonds and Notes	8,351,071	8,711,063
Due to Trust Accounts	1,102,073	1,094,054
Derivatives other than for Trading Liabilities	1,165,602	1,238,348
Other Liabilities	4,512,325	3,905,990
Reserve for Bonus Payments	68,117	42,129
Reserve for Variable Compensation	2,867	2,002
Net Defined Benefit Liability	60,873	60,779
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	993
Reserve for Possible Losses on Sales of Loans	630	139
Reserve for Contingencies	4,910	4,456
Reserve for Reimbursement of Deposits	19,068	14,697
Reserve for Reimbursement of Debentures	25,566	19,530
Reserves under Special Laws	2,473	2,472
Deferred Tax Liabilities	185,974	187,103
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	63,290
Acceptances and Guarantees	6,062,053	6,069,842

Total Liabilities	¥191,598,188	¥194,792,075

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,138,449	1,137,503
Retained Earnings	3,915,521	4,128,524
Treasury Stock	(7,703)	(6,448)

Total Shareholders’ Equity	7,303,034	7,516,346

Net Unrealized Gains (Losses) on Other Securities	1,186,401	1,119,907
Deferred Gains or Losses on Hedges	(22,282)	(5,078)
Revaluation Reserve for Land	137,772	137,716
Foreign Currency Translation Adjustments	(111,057)	(146,073)
Remeasurements of Defined Benefit Plans	254,936	222,852

Total Accumulated Other Comprehensive Income	1,445,770	1,329,325

Stock Acquisition Rights	707	213
Non-Controlling Interests	444,525	119,091

Total Net Assets	9,194,038	8,964,977

Total Liabilities and Net Assets	¥200,792,226	¥203,757,052

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Ordinary Income	¥2,858,287	¥2,953,825
Interest Income	1,502,254	1,566,669
Interest on Loans and Bills Discounted	919,300	964,289
Interest and Dividends on Securities	226,931	198,196
Fiduciary Income	39,404	42,244
Fee and Commission Income	546,951	563,812
Trading Income	241,644	294,447
Other Operating Income	251,202	297,243
Other Ordinary Income	276,829	189,407
Ordinary Expenses	2,310,725	2,392,274
Interest Expenses	918,127	1,011,755
Interest on Deposits	336,981	384,950
Fee and Commission Expenses	123,750	127,851
Trading Expenses	—	13,134
Other Operating Expenses	75,209	99,081
General and Administrative Expenses	1,069,806	1,023,557
Other Ordinary Expenses	123,831	116,894

Ordinary Profits	547,561	561,550

Extraordinary Gains	10,269	1,289
Extraordinary Losses	4,989	9,064

Income before Income Taxes	552,842	553,775

Income Taxes:
Current	135,469	108,894
Deferred	(11,358)	31,951

Total Income Taxes	124,110	140,845

Profit	428,731	412,930

Profit Attributable to Non-controlling Interests	18,802	8,966

Profit Attributable to Owners of Parent	¥409,929	¥403,963

1-5

Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the nine months ended December 31, 2018	For the nine months ended December 31, 2019
Profit	¥428,731	¥412,930
Other Comprehensive Income	(434,650)	(115,705)
Net Unrealized Gains (Losses) on Other Securities	(395,379)	(67,120)
Deferred Gains or Losses on Hedges	(147)	17,320
Foreign Currency Translation Adjustments	(15,306)	(32,928)
Remeasurements of Defined Benefit Plans	(20,544)	(31,316)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,273)	(1,660)

Comprehensive Income	(5,918)	297,224

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(22,021)	287,574
Comprehensive Income Attributable to Non-controlling Interests	16,102	9,649

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2019

(Nine months ended December 31, 2019)

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2019	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9
Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-11
Comparison of Non-Consolidated Statements of Income (selected items)			2-12

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-13
Comparison of Non-Consolidated Statements of Income (selected items)			2-14

Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-15
Comparison of Non-Consolidated Statements of Income (selected items)			2-16

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2019

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2019 (Accumulated Period)
			Change	Third Quarter of Fiscal 2018 (Accumulated Period)
Consolidated Gross Profits	1	1,512.5	48.2	1,464.3
Net Interest Income (1)	2	554.9	(29.2)	584.1
Fiduciary Income	3	42.2	2.8	39.4
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	435.9	12.7	423.2
Net Trading Income	6	281.3	39.6	241.6
Net Other Operating Income (1)	7	198.1	22.1	175.9
General and Administrative Expenses	8	(1,023.5)	46.2	(1,069.8)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(35.0)	(10.2)	(24.8)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	10.6	(20.2)	30.9
Net Gains (Losses) related to Stocks	11	97.3	(65.5)	162.9
Equity in Income from Investments in Affiliates	12	24.1	0.7	23.4
Other	13	(24.5)	14.9	(39.4)

Ordinary Profits	14	561.5	13.9	547.5

Net Extraordinary Gains (Losses)	15	(7.7)	(13.0)	5.2
Income before Income Taxes	16	553.7	0.9	552.8
Income Taxes	17	(140.8)	(16.7)	(124.1)
Profit	18	412.9	(15.8)	428.7
Profit Attributable to Non-controlling Interests	19	(8.9)	9.8	(18.8)

Profit Attributable to Owners of Parent	20	403.9	(5.9)	409.9

(1)  A reclassification has been made on the above table for the Third Quarter of Fiscal 2018 for consistency with current figures. As a result, “Net Interest Income” [2] decreased by ¥8.8 billion and “Net Other Operating Income” [7] increased by ¥8.8 billion.

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(24.4)	(30.5)	6.0

 Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

Reference
Consolidated Net Business Profits	22	470.2	83.4	386.8

 Consolidated Net Business Profits [22] =   Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	122	2	120
Number of affiliates under the equity method	24	26	4	22

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2019 (Accumulated Period)				Third Quarter of Fiscal 2018 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	951.1	94.4	1,045.5	48.5	997.0
Net Interest Income (1)	2	479.1	19.3	498.5	(17.8)	516.3
Fiduciary Income	3		42.5	42.5	3.5	39.0
Trust Fees for Jointly Operated Designated Money Trust	4		3.1	3.1	1.2	1.9
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	276.2	19.2	295.5	13.1	282.3
Net Trading Income	7	87.9	0.9	88.8	30.6	58.2
Net Other Operating Income (1)	8	107.7	12.3	120.1	19.1	100.9
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(625.5)	(62.7)	(688.2)	22.1	(710.4)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) (2)	10	325.6	31.6	357.2	70.7	286.5
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	11	247.8	19.4	267.3	5.0	262.3
Excluding Net Gains (Losses) from redemption of Investment Trusts	12	244.7	19.3	264.1	7.9	256.2

Reversal of (Provision for) General Reserve for Losses on Loans	13	(19.3)	(0.1)	(19.5)	(19.4)	(0.0)

Net Business Profits	14	306.2	31.4	337.7	51.2	286.5
Net Gains (Losses) related to Bonds (1)	15	77.7	12.1	89.9	65.6	24.2

Net Non-Recurring Gains (Losses)	16	103.4	(1.9)	101.5	(32.8)	134.3
Net Gains (Losses) related to Stocks	17	96.2	(0.9)	95.2	(60.7)	156.0
Expenses related to Portfolio Problems	18	(18.2)	0.0	(18.1)	4.1	(22.2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	19	9.7	0.0	9.7	(20.0)	29.8
Other	20	15.6	(1.0)	14.6	43.8	(29.2)

Ordinary Profits	21	409.6	29.5	439.2	18.3	420.8

Net Extraordinary Gains (Losses)	22	(7.7)	0.3	(7.3)	(12.9)	5.5
Income before Income Taxes	23	401.9	29.9	431.8	5.4	426.4
Income Taxes	24	(102.0)	(8.3)	(110.3)	10.1	(120.5)

Net Income	25	299.8	21.6	321.4	15.5	305.9

(1)

A reclassification has been made on the above table for the Third Quarter of Fiscal 2018 for consistency with current figures. As a result, “Net Interest Income” [2] decreased by ¥8.8 billion. “Net Other Operating Income” [8] and “Net Gains (Losses) related to Bonds” [15] increased by ¥8.8 billion, respectively. Consequently, “Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas” [11] and “Excluding Net Gains(Losses) from redemption of Investment Trusts” [12] decreased by ¥8.8 billion.

(2)	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].
(3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[11] =Net Business Profits(before Reversal of (Provision for) General Reserve for Losses on Loans)[10]-Net Gains (Losses) related to Bonds[15]

Credit-related Costs	26	(27.8)	(0.0)	(27.9)	(35.4)	7.4

Credit-related  Costs  [26]  =   Expenses related to Portfolio Problems [18] + Reversal of (Provision for) General Reserve for Losses on Loans [13] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [19] + Credit Costs for Trust Accounts [5]

Reference: Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	27		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	28	(19.3)	(0.1)	(19.5)	(61.1)	41.6
Losses on Write-offs of Loans	29	(7.5)	0.0	(7.5)	5.4	(12.9)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	30	(0.4)	0.0	(0.4)	16.7	(17.1)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	31	0.0	—	0.0	0.0	(0.0)
Reversal of (Provision for) Reserve for Contingencies	32	0.0	—	0.0	0.3	(0.2)
Other (including Losses on Sales of Loans)	33	(0.5)	—	(0.5)	3.2	(3.8)
Total	34	(27.8)	(0.0)	(27.9)	(35.4)	7.4

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	97.3	(65.5)	162.9
Gains on Sales	149.1	(55.4)	204.5
Losses on Sales	(30.0)	1.7	(31.8)
Impairment (Devaluation)	(7.4)	(3.8)	(3.6)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(14.2)	(8.1)	(6.1)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	95.2	(60.7)	156.0
Gains on Sales	143.2	(52.8)	196.0
Losses on Sales	(29.1)	1.7	(30.8)
Impairment (Devaluation)	(3.9)	(1.4)	(2.5)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.5)	(0.2)	(0.3)
Gains (Losses) on Derivatives other than for Trading	(14.2)	(8.1)	(6.1)

Mizuho Bank

	Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	96.2	(46.5)	142.7
Gains on Sales	139.6	(39.7)	179.3
Losses on Sales	(26.3)	0.1	(26.5)
Impairment (Devaluation)	(3.9)	(1.4)	(2.4)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(0.5)	(0.2)	(0.3)
Gains (Losses) on Derivatives other than for Trading	(12.4)	(5.2)	(7.2)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	(0.9)	(14.2)	13.2
Gains on Sales	3.5	(13.0)	16.6
Losses on Sales	(2.7)	1.6	(4.3)
Impairment (Devaluation)	(0.0)	0.0	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1.8)	(2.9)	1.1

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

∎ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2019				As of March 31, 2019				As of September 30, 2019 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHFG (Consolidated)
Other Securities	28,448.3	1,595.8	1,877.3	281.4	27,847.5	1,689.8	1,883.4	193.5	28,973.0	1,527.0	1,710.6	183.5
Japanese Stocks	3,088.2	1,736.1	1,792.9	56.7	3,143.5	1,723.6	1,774.4	50.7	2,897.6	1,515.4	1,585.2	69.7
Japanese Bonds	13,805.2	(47.9)	25.0	73.0	14,786.9	5.2	37.2	32.0	14,389.6	11.1	44.0	32.8
Japanese Government Bonds	10,799.7	(39.3)	0.9	40.3	11,896.1	5.9	8.7	2.8	11,426.3	8.8	12.4	3.5
Other	11,554.8	(92.4)	59.2	151.6	9,917.0	(39.0)	71.6	110.7	11,685.6	0.5	81.4	80.9
Foreign Bonds	8,768.8	(23.0)	23.6	46.6	7,418.3	23.6	35.3	11.6	8,948.0	35.8	49.6	13.7

•	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
•	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
•

Unrealized Gains/Losses include ¥29.2billion, ¥27.6billion, and ¥38.0billion, which were recognized in the statement of income for December 31, 2019, September 30, 2019, and March 31, 2019 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2019				As of March 31, 2019				As of September 30, 2019 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	964.1	7.6	14.4	6.8	1,602.2	7.3	19.9	12.5	1,062.5	12.2	20.2	7.9

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2019				As of March 31, 2019				As of September 30, 2019 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses	(=Fair Value)		Gains	Losses
MHBK
Other Securities	27,365.7	1,406.9	1,687.3	280.3	26,622.0	1,521.2	1,707.8	186.6	27,717.1	1,366.2	1,545.2	178.9
Japanese Stocks	2,813.2	1,557.6	1,616.1	58.5	2,880.1	1,557.7	1,608.3	50.6	2,649.8	1,364.1	1,434.6	70.5
Japanese Bonds	13,655.9	(48.5)	24.4	72.9	14,500.4	4.6	36.5	31.8	14,023.3	10.2	43.1	32.8
Japanese Government Bonds	10,738.0	(39.4)	0.8	40.3	11,687.0	5.8	8.5	2.7	11,147.5	8.7	12.2	3.5
Other	10,896.5	(102.1)	46.7	148.8	9,241.4	(41.1)	62.9	104.1	11,043.9	(8.1)	67.4	75.6
Foreign Bonds	8,365.9	(23.3)	21.5	44.9	6,973.2	20.4	31.9	11.5	8,556.8	31.3	44.7	13.3
MHTB
Other Securities	617.6	105.4	112.2	6.8	794.4	96.0	106.0	9.9	820.2	88.0	98.0	10.0
Japanese Stocks	185.6	99.9	104.1	4.1	184.2	96.4	99.7	3.3	169.6	82.4	87.3	4.8
Japanese Bonds	126.7	0.6	0.6	0.0	263.8	0.6	0.7	0.1	344.5	0.8	0.8	0.0
Japanese Government Bonds	45.0	0.0	0.0	—	190.6	0.0	0.1	0.0	262.1	0.1	0.1	0.0
Other	305.2	4.8	7.5	2.6	346.3	(1.0)	5.4	6.4	306.0	4.6	9.8	5.1
Foreign Bonds	160.2	(0.6)	1.0	1.6	223.3	2.6	2.6	—	172.4	3.6	3.9	0.3
Total
Other Securities	27,983.3	1,512.4	1,799.6	287.1	27,416.5	1,617.2	1,813.8	196.5	28,537.3	1,454.2	1,643.3	189.0
Japanese Stocks	2,998.9	1,657.6	1,720.2	62.6	3,064.4	1,654.1	1,708.1	53.9	2,819.4	1,446.5	1,521.9	75.3
Japanese Bonds	13,782.6	(47.9)	25.0	73.0	14,764.2	5.2	37.2	32.0	14,367.9	11.1	44.0	32.8
Japanese Government Bonds	10,783.0	(39.3)	0.9	40.3	11,877.7	5.9	8.7	2.8	11,409.6	8.8	12.4	3.5
Other	11,201.7	(97.2)	54.2	151.5	9,587.8	(42.1)	68.4	110.5	11,349.9	(3.4)	77.3	80.7
Foreign Bonds	8,526.1	(24.0)	22.6	46.6	7,196.5	23.1	34.6	11.5	8,729.2	35.0	48.6	13.6

•	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
•	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
•

Unrealized Gains/Losses include ¥29.2billion, ¥27.6billion, and ¥38.0billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2019, September 30, 2019, and March 31,2019 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2019				As of March 31, 2019				As of September 30, 2019 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	964.1	7.6	14.4	6.8	1,602.2	7.3	19.9	12.5	1,062.5	12.2	20.2	7.9
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	964.1	7.6	14.4	6.8	1,602.2	7.3	19.9	12.5	1,062.5	12.2	20.2	7.9

(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2019				As of March 31, 2019				As of September 30, 2019 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	135.7	275.3	275.3	—	135.7	176.8	176.8	—	135.7	232.9	232.9	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	135.7	275.3	275.3	—	135.7	176.8	176.8	—	135.7	232.9	232.9	—

Reference

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,566.5	(85.3)	1,651.8	1,499.4
Japanese Stocks	1,706.9	19.2	1,687.6	1,491.4
Japanese Bonds	(47.9)	(53.2)	5.2	11.1
Japanese Government Bonds	(39.3)	(45.3)	5.9	8.8
Other	(92.4)	(51.3)	(41.0)	(3.1)
Foreign Bonds	(23.0)	(44.7)	21.7	32.2

Non-Consolidated

Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	1,483.1	(96.1)	1,579.2	1,426.6
Japanese Stocks	1,628.3	10.2	1,618.1	1,422.6
Japanese Bonds	(47.9)	(53.2)	5.2	11.1
Japanese Government Bonds	(39.3)	(45.3)	5.9	8.8
Other	(97.2)	(53.1)	(44.1)	(7.0)
Foreign Bonds	(24.0)	(45.1)	21.1	31.4

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2019			As of March 31, 2019			As of September 30, 2019 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	1,076.1	1,089.6	(13.4)	848.0	887.1	(39.0)	1,010.6	939.1	71.4
MHTB	77.8	79.4	(1.5)	84.0	86.3	(2.3)	79.6	83.3	(3.6)

Total	1,154.0	1,169.0	(15.0)	932.1	973.5	(41.3)	1,090.3	1,022.4	67.8

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	59.5	(0.1)	59.7	59.9
Claims with Collection Risk	359.8	1.0	358.8	390.0
Claims for Special Attention	240.5	44.7	195.8	209.5
Sub-total [1]	659.9	45.5	614.4	659.5
Normal Claims	90,833.8	3,662.3	87,171.5	88,536.6
Total [2]	91,493.8	3,707.8	87,785.9	89,196.1

	(%)
NPL ratio [1]/[2]	0.72	0.02	0.69	0.73
Above figures are presented net of partial direct write-offs.

Trust Account
	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.7	(0.0)	2.7	2.7
Claims for Special Attention	—	—	—	—
Sub-total [3]	2.7	(0.0)	2.7	2.7
Normal Claims	6.3	(0.6)	7.0	6.5
Total [4]	9.1	(0.6)	9.8	9.3

	(%)
NPL ratio [3]/[4]	30.22	2.06	28.15	29.61

Consolidated + Trust Account
	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	59.5	(0.1)	59.7	59.9
Claims with Collection Risk	362.6	0.9	361.6	392.8
Claims for Special Attention	240.5	44.7	195.8	209.5
Sub-total [5]	662.7	45.5	617.2	662.3
Normal Claims	90,840.2	3,661.6	87,178.5	88,543.1
Total [6]	91,502.9	3,707.1	87,795.8	89,205.4

	(%)
NPL ratio [5]/[6]	0.72	0.02	0.70	0.74
Note: Trust account represents trust accounts that guarantee principals in the agreement.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(Billions of yen)
	As of December 31, 2019		As of	As of September 30, 2019
		Change	March 31, 2019	(Reference)
Claims against Bankrupt and Substantially Bankrupt Obligors	50.8	(2.0)	52.9	51.6
Claims with Collection Risk	363.1	15.4	347.6	378.2
Claims for Special Attention	206.4	46.6	159.7	174.8
Sub-total [1]	620.4	59.9	560.4	604.7
Normal Claims	92,238.5	3,001.6	89,236.8	90,142.8
Total [2]	92,858.9	3,061.6	89,797.2	90,747.6

	(%)
NPL ratio [1]/[2]	0.66	0.04	0.62	0.66
Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	50.4	(2.0)	52.4	51.1
Claims with Collection Risk	358.1	16.3	341.8	373.2
Claims for Special Attention	204.6	46.1	158.5	173.0
Sub-total [3]	613.3	60.4	552.9	597.4
Normal Claims	88,819.3	2,959.9	85,859.4	86,748.0
Total [4]	89,432.6	3,020.3	86,412.3	87,345.4

	(%)
NPL ratio [3]/[4]	0.68	0.04	0.63	0.68
Above figures are presented net of partial direct write-offs. Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.0)	0.4	0.4
Claims with Collection Risk	2.1	(0.9)	3.0	2.2
Claims for Special Attention	1.7	0.5	1.2	1.8
Sub-total [5]	4.3	(0.4)	4.7	4.5
Normal Claims	3,412.7	42.4	3,370.3	3,388.2
Total [6]	3,417.1	42.0	3,375.0	3,392.7

	(%)
NPL ratio [5]/[6]	0.12	(0.01)	0.14	0.13
Above figures are presented net of partial direct write-offs. (Trust Account)
	(Billions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.7	(0.0)	2.7	2.7
Claims for Special Attention	—	—	—	—
Sub-total [7]	2.7	(0.0)	2.7	2.7
Normal Claims	6.3	(0.6)	7.0	6.5
Total [8]	9.1	(0.6)	9.8	9.3

	(%)
NPL ratio [7]/[8]	30.22	2.06	28.15	29.61
Note: Trust account represents trust accounts that guarantee principals in the agreement.

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
MHBK	120,430.2	1,019.0	119,411.2	120,786.0
MHTB	3,213.8	(39.6)	3,253.4	3,385.8

Total	123,644.0	979.3	122,664.7	124,171.9

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
MHBK	97,630.2	(781.0)	98,411.2	98,883.4
Individual deposits	44,590.1	1,544.2	43,045.9	43,596.0
MHTB	3,212.0	(31.8)	3,243.8	3,384.1
Individual deposits	877.2	(36.2)	913.5	875.6
Total	100,842.3	(812.8)	101,655.1	102,267.6
Individual deposits	45,467.4	1,508.0	43,959.4	44,471.6

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2019		As of March 31, 2019	As of September 30, 2019 (Reference)
		Change
MHBK	79,028.3	2,980.9	76,047.3	77,487.5
MHTB	3,396.4	41.2	3,355.1	3,370.7
Total	82,424.7	3,022.2	79,402.5	80,858.3

Note: Loans to MHFG are included as follows:
As of December 31, 2019: ¥840.0 billion (from MHBK)
As of September 30, 2019: ¥930.0 billion (from MHBK)
As of March 31, 2019: ¥945.5 billion (from MHBK)

2-9

Mizuho Financial Group, Inc.

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	1	0.76	(0.03)	0.80
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.76	(0.03)	0.79

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

Reference: After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.79	(0.04)	0.83
Loan and Deposit Rate Margin [4]-[2]	5	0.78	(0.04)	0.83

Mizuho Trust & Banking
		(%)
		Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated Period)
			Change
Return on Loans and Bills Discounted	6	0.59	(0.02)	0.61
Cost of Deposits	7	0.01	(0.00)	0.02
Loan and Deposit Rate Margin [6]-[7]	8	0.58	(0.01)	0.59

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
Reference: After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.61	(0.03)	0.65
Loan and Deposit Rate Margin [9]-[7]	10	0.60	(0.02)	0.62

Reference

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2019 (Accumulated Period)		Third Quarter of Fiscal 2018 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	11	0.75	(0.03)	0.79
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.75	(0.03)	0.78
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
Reference: After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.78	(0.04)	0.82
Loan and Deposit Rate Margin [14]-[12]	15	0.77	(0.04)	0.81

2-10

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥39,893,932	¥42,044,263	¥(2,150,330)
Call Loans	1,033,835	516,085	517,750
Receivables under Resale Agreements	4,534,351	4,226,040	308,310
Guarantee Deposits Paid under Securities Borrowing Transactions	115,338	100,501	14,837
Other Debt Purchased	508,623	491,276	17,347
Trading Assets	4,553,494	3,708,952	844,541
Money Held in Trust	503	503	0
Securities	29,894,768	29,475,876	418,892
Loans and Bills Discounted	79,028,339	76,047,363	2,980,976
Foreign Exchange Assets	2,030,516	2,043,874	(13,358)
Derivatives other than for Trading	3,275,330	3,192,132	83,197
Other Assets	2,582,073	2,705,113	(123,039)
Tangible Fixed Assets	851,664	729,129	122,534
Intangible Fixed Assets	357,116	354,116	2,999
Prepaid Pension Cost	534,421	481,875	52,545
Customers’ Liabilities for Acceptances and Guarantees	6,495,667	6,492,905	2,762
Reserves for Possible Losses on Loans	(246,087)	(242,076)	(4,011)
Reserve for Possible Losses on Investments	(956)	(370)	(586)

Total Assets	¥175,442,933	¥172,367,564	¥3,075,369

Liabilities
Deposits	¥120,430,238	¥119,411,223	¥1,019,015
Negotiable Certificates of Deposit	14,873,206	12,912,548	1,960,657
Call Money	1,084,572	1,308,045	(223,472)
Payables under Repurchase Agreements	6,680,922	5,162,334	1,518,587
Guarantee Deposits Received under Securities Lending Transactions	436,366	305,032	131,334
Commercial Paper	877,767	941,181	(63,414)
Trading Liabilities	2,684,618	2,577,856	106,761
Borrowed Money	7,664,391	7,998,715	(334,324)
Foreign Exchange Liabilities	717,922	925,879	(207,956)
Bonds and Notes	1,209,033	1,968,205	(759,171)
Derivatives other than for Trading	3,255,274	3,031,284	223,989
Other Liabilities	1,627,595	2,138,527	(510,932)
Reserve for Bonus Payments	4,609	22,362	(17,753)
Reserve for Variable Compensation	574	1,100	(526)
Reserve for Possible Losses on Sales of Loans	139	630	(491)
Reserve for Contingencies	9	100	(90)
Reserve for Reimbursement of Deposits	13,023	16,987	(3,964)
Reserve for Reimbursement of Debentures	19,530	25,566	(6,035)
Deferred Tax Liabilities	32,595	28,338	4,257
Deferred Tax Liabilities for Revaluation Reserve for Land	63,290	63,315	(24)
Acceptances and Guarantees	6,495,667	6,492,905	2,762

Total Liabilities	168,171,350	165,332,144	2,839,206

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,463,680	2,163,735	299,944
Appropriated Reserve	315,177	315,177	0
Other Retained Earnings	2,148,502	1,848,557	299,944
Retained Earnings Brought Forward	2,148,502	1,848,557	299,944

Total Shareholders’ Equity	6,154,074	5,854,129	299,944

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	989,673	1,071,157	(81,484)
Net Deferred Hedge Gains (Losses), net of Taxes	(9,881)	(27,639)	17,757
Revaluation Reserve for Land, net of Taxes	137,716	137,772	(55)

Total Valuation and Translation Adjustments	1,117,508	1,181,291	(63,782)

Total Net Assets	7,271,582	7,035,420	236,162

Total Liabilities and Net Assets	¥175,442,933	¥172,367,564	¥3,075,369

2-11

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2019 (A)	For the nine months ended December 31, 2018 (B)	Change (A) - (B)
Ordinary Income	¥2,045,730	¥1,982,722	¥63,008
Interest Income (1)	1,279,510	1,226,816	52,694
Interest on Loans and Bills Discounted	869,968	823,594	46,374
Interest and Dividends on Securities	192,369	212,078	(19,709)
Fee and Commission Income	354,102	339,185	14,916
Trading Income	88,691	57,547	31,144
Other Operating Income (1)	171,084	136,725	34,359
Other Ordinary Income	152,341	222,447	(70,106)

Ordinary Expenses	1,636,041	1,593,730	42,310
Interest Expenses	800,342	730,028	70,313
Interest on Deposits	362,369	312,804	49,564
Fee and Commission Expenses	77,844	75,933	1,911
Trading Expenses	748	525	222
Other Operating Expenses (1)	63,300	39,431	23,868
General and Administrative Expenses	588,132	628,734	(40,602)
Other Ordinary Expenses	105,673	119,077	(13,404)

Ordinary Profits	409,689	388,992	20,697

Extraordinary Gains	347	10,176	(9,828)

Extraordinary Losses	8,091	4,558	3,533

Income before Income Taxes	401,945	394,610	7,335
Income Taxes:
Current	79,162	104,436	(25,274)
Deferred	22,894	7,635	15,259

Net Income	¥299,889	¥282,538	¥17,350

(1)

A reclassification has been made on the above table for the nine months ended December 31, 2018 for consistency with current figures. As a result, “Interest Income—Interest and Dividends on Securities” decreased by ¥8,802 million, “Other Operating Income” increased by ¥6,792 million and “Other Operating Expenses” decreased by ¥2,009 million.

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,087,759	¥2,434,150	¥(346,390)
Call Loans	—	24,417	(24,417)
Guarantee Deposits Paid under Securities Borrowing Transactions	193,812	332,116	(138,304)
Other Debt Purchased	—	6,692	(6,692)
Trading Assets	119,568	111,667	7,901
Money Held in Trust	6,959	4,641	2,317
Securities	663,971	841,621	(177,649)
Loans and Bills Discounted	3,396,430	3,355,173	41,256
Foreign Exchange Assets	2,712	4,073	(1,360)
Other Assets	304,111	188,381	115,730
Tangible Fixed Assets	86,922	20,559	66,362
Intangible Fixed Assets	30,720	32,664	(1,943)
Prepaid Pension Cost	62,783	55,766	7,017
Customers’ Liabilities for Acceptances and Guarantees	18,225	16,885	1,339
Reserves for Possible Losses on Loans	(2,170)	(2,324)	154

Total Assets	¥6,978,684	¥7,426,486	¥(447,801)

Liabilities
Deposits	¥3,213,834	¥3,253,498	¥(39,664)
Negotiable Certificates of Deposit	645,900	566,110	79,790
Call Money	820,063	947,104	(127,040)
Payables under Repurchase Agreements	—	22,198	(22,198)
Guarantee Deposits Received under Securities Lending Transactions	180,063	362,246	(182,182)
Trading Liabilities	114,612	107,096	7,515
Borrowed Money	257,193	379,706	(122,513)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,094,054	1,102,073	(8,019)
Other Liabilities	23,466	68,806	(45,340)
Reserve for Bonus Payments	—	2,125	(2,125)
Reserve for Variable Compensation	276	467	(191)
Reserve for Reimbursement of Deposits	1,674	2,081	(407)
Deferred Tax Liabilities	15,313	6,631	8,681
Acceptances and Guarantees	18,225	16,885	1,339

Total Liabilities	6,394,676	6,847,033	(452,356)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	239,675	241,889	(2,214)
Appropriated Reserve	41,484	36,719	4,764
Other Retained Earnings	198,190	205,170	(6,979)
Retained Earnings Brought Forward	198,190	205,170	(6,979)

Total Shareholders’ Equity	502,550	504,764	(2,214)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	82,552	76,295	6,256
Net Deferred Hedge Gains (Losses), net of Taxes	(1,094)	(1,608)	513

Total Valuation and Translation Adjustments	81,457	74,687	6,769

Total Net Assets	584,007	579,452	4,555

Total Liabilities and Net Assets	¥6,978,684	¥7,426,486	¥(447,801)

2-13

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2019 (A)	For the nine months ended December 31, 2018 (B)	Change (A) - (B)
Ordinary Income	¥140,472	¥141,550	¥(1,078)
Fiduciary Income	42,545	39,040	3,505
Interest Income	29,323	31,815	(2,491)
Interest on Loans and Bills Discounted	18,758	20,138	(1,380)
Interest and Dividends on Securities	9,024	9,965	(940)
Fee and Commission Income	45,587	43,893	1,693
Trading Income	1,035	1,246	(211)
Other Operating Income	17,715	6,308	11,406
Other Ordinary Income	4,264	19,245	(14,981)

Ordinary Expenses	110,895	109,656	1,239
Interest Expenses	9,990	12,222	(2,231)
Interest on Deposits	488	833	(345)
Fee and Commission Expenses	26,342	24,792	1,550
Trading Expenses	109	0	109
Other Operating Expenses	5,344	2,647	2,697
General and Administrative Expenses	60,297	61,727	(1,430)
Other Ordinary Expenses	8,811	8,266	544

Ordinary Profits	29,576	31,894	(2,318)

Extraordinary Gains	907	82	825

Extraordinary Losses	550	125	424

Income before Income Taxes	29,933	31,850	(1,917)
Income Taxes:
Current	3,016	5,164	(2,147)
Deferred	5,307	3,283	2,024

Net Income	¥21,608	¥23,402	¥(1,793)

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2019 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥273,770	¥388,516	¥(114,746)
Cash Segregated as Deposits for Customers and Others	367,738	335,712	32,025
Trading Assets	6,223,216	6,061,110	162,105
Operating Investment Securities	33,713	28,640	5,072
Receivables Related to Margin Transactions	22,839	34,162	(11,323)
Collateralized Short-Term Financing Agreements-Receivable	4,645,446	3,871,953	773,492
Advances Paid	186	488	(302)
Securities: Fail to Deliver	13,371	9,613	3,757
Short-Term Loans Receivable	41,191	52,652	(11,461)
Other Current Assets	420,437	434,483	(14,045)
Less: Allowance for Doubtful Accounts	(14)	(3)	(10)
Noncurrent Assets
Property and Equipment	11,853	12,527	(673)
Intangible Assets	53,126	50,829	2,297
Investments and Other Assets	308,738	315,137	(6,398)

Total Assets	¥12,415,613	¥11,595,825	¥819,787

Liabilities
Current Liabilities
Trading Liabilities	¥3,825,314	¥4,340,952	¥(515,637)
Payables — Unsettled Trades	81,903	36,888	45,014
Payables Related to Margin Transactions	50,500	53,591	(3,090)
Collateralized Short-Term Financing Agreements-Payable	5,121,182	3,575,497	1,545,685
Deposits Received	344,559	308,251	36,308
Guarantee Deposits Received	323,290	297,472	25,817
Securities: Fail to Receive	1,189	2,064	(875)
Short-Term Borrowings	498,513	773,484	(274,971)
Commercial Paper	318,500	333,200	(14,700)
Bonds and Notes Due within One Year	132,069	76,393	55,675
Lease Obligations	—	174	(174)
Income Taxes Payable	1,781	2,220	(438)
Accrued Employees’ Bonuses	7,676	9,359	(1,682)
Provision for Variable Compensation	695	927	(231)
Provision for Bonus Point Redemption	524	686	(162)
Other Current Liabilities	33,125	40,800	(7,674)
Noncurrent Liabilities
Bonds and Notes	634,000	679,688	(45,688)
Long-Term Borrowings	128,800	173,000	(44,200)
Provision for Retirement Benefits	19,701	19,799	(97)
Other Noncurrent Liabilities	2,315	2,263	52
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,472	2,473	(0)

Total Liabilities	11,528,118	10,729,189	798,928

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid — in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	364,710	346,585	18,124
Other Retained Earnings	364,710	346,585	18,124
Retained Earnings Brought Forward	364,710	346,585	18,124

Total Shareholders’ Equity	871,526	853,401	18,124

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	25,723	23,023	2,699
Net Deferred Gains or Losses on Hedges, net of Tax	(9,754)	(9,789)	35

Total Valuation and Translation Adjustments	15,968	13,233	2,734

Total Net Assets	887,495	866,635	20,859

Total Liabilities and Net Assets	¥12,415,613	¥11,595,825	¥819,787

2-15

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2019 (A)	For the nine months ended December 31, 2018 (B)	Change (A) - (B)
Operating Revenues	¥259,301	¥261,775	¥(2,473)
Commissions	109,757	116,830	(7,072)
Net Gain on Trading	80,725	75,751	4,973
Net Gain on Operating Investment Securities	2,549	4,982	(2,432)
Interest and Dividend Income	66,268	64,210	2,058

Interest Expenses	60,509	54,265	6,244

Net Operating Revenues	198,792	207,509	(8,717)

Selling, General and Administrative Expenses	175,634	177,849	(2,214)
Transaction-Related Expenses	42,853	39,674	3,179
Personnel Expenses	62,847	65,984	(3,136)
Real Estate Expenses	17,751	18,806	(1,055)
Administrative Expenses	31,885	33,106	(1,221)
Depreciation and Amortization	14,505	14,005	500
Taxes and Dues	3,589	4,021	(431)
Provision of Allowance for Doubtful Accounts	(12)	13	(26)
Other	2,214	2,236	(22)

Operating Income	23,157	29,660	(6,503)

Non-Operating Income	4,121	8,455	(4,333)
Non-Operating Expenses	121	164	(43)

Ordinary Income	27,158	37,951	(10,793)

Extraordinary Gain	944	2,426	(1,481)

Extraordinary Loss	559	1,078	(519)

Income before Income Taxes	27,543	39,299	(11,755)
Income Taxes:
Current	3,473	3,995	(522)
Deferred	1,411	1,485	(73)

Net Income	¥22,658	¥33,818	¥(11,159)

2-16